1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 10, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC January 2025 Revenue Report and the Statement on the Impact of Earthquake

HSINCHU, Taiwan, R.O.C. – Feb. 10, 2025 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for January 2025: On a consolidated basis, revenue for January 2025 was approximately NT$293.29 billion, an increase of 5.4 percent from December 2024 and an increase of 35.9 percent from January 2024.

On Jan. 21, Taiwan experienced a 6.4 magnitude earthquake on the Richter scale, followed by several significant aftershocks throughout the Lunar New Year holiday. There was no structural damage to our fabs, and the water supply, power, workplace safety systems, and operations are functioning normally. A certain number of wafers in process were impacted and had to be scrapped due to the earthquake and aftershocks. As a result, the revenue forecast for the first quarter of 2025 is now anticipated to be closer to the lower end of the guidance range of US$25 billion and US$25.8 billion. Based on a preliminary assessment, the Company estimated related earthquake losses to be approximately NT$5.3 billion, net of insurance claim, and will recognize it in the first quarter of 2025. Despite this, the Company maintains first quarter gross profit margin to be between 57% and 59% and operating profit margin is expected to be between 46.5% and 48.5%. The Company is making every effort to recover the lost production, and there is no change to our full-year outlook.

TSMC January Revenue Report (Consolidated):
				(Unit:NT$ million)

Period	January 2025	December 2024	M-o-M Increase (Decrease) %	January 2024	Y-o-Y Increase (Decrease) %
Net Revenue	293,288	278,163	5.4	215,785	35.9

TSMC Spokesperson:	Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for January 2025 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2025	2024
January	Net Revenue	293,288,038	215,785,127
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	108,298,546	37,301,250	22,575,000
TSMC Development**	35,042,552	1,963,500	981,750
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,596,007,661	2,723,155	2,723,155
TSMC**		245,437,500	245,437,500
TSMC***		469,413,211	311,842,336
TSMC Japan Ltd.****	345,125	277,200	277,200
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	168,736,005
	Mark to Market of Outstanding Contracts	507,478
	Cumulative Unrealized Profit/Loss	933,414
Expired Contracts	Cumulative Notional Amount	52,198,097
	Cumulative Realized Profit/Loss	(442,979)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	164,625
	Mark to Market of Outstanding Contracts	537
	Cumulative Unrealized Profit/Loss	555
Expired Contracts	Cumulative Notional Amount	176,009
	Cumulative Realized Profit/Loss	121
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	691,425
	Mark to Market of Outstanding Contracts	2,407
	Cumulative Unrealized Profit/Loss	2,579
Expired Contracts	Cumulative Notional Amount	719,772
	Cumulative Realized Profit/Loss	198
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	9,166,921
	Mark to Market of Outstanding Contracts	41,765
	Cumulative Unrealized Profit/Loss	(145,325)
Expired Contracts	Cumulative Notional Amount	10,742,921
	Cumulative Realized Profit/Loss	75,786
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(40,743)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,983,135
	Mark to Market of Outstanding Contracts	1,295
	Cumulative Unrealized Profit/Loss	(9,688)
Expired Contracts	Cumulative Notional Amount	1,289,365
	Cumulative Realized Profit/Loss	7,600
Equity price linked product (Y/N)		N